SUB-ITEM 77D
Policies with respect to security investments

(a)	N/A
(b)	N/A
(c)	N/A
(d)	N/A
(e)	N/A
(f)	N/A
(g)	As of October 14, 2016, Prime Money
Market Fund is designated a retail
money market fund. The fund may only
be purchased by accounts beneficially
owned by natural persons. Additionally,
the fund may impose a fee upon sale of
shares or temporarily suspend fund
redemptions if the fund's liquidity falls below required minimums.